Supplement to Prospectus Supplement dated October 27, 2004 to Prospectus Dated July 27, 2004

$334,344,902
(Approximate)
Mortgage Pass-Through Certificates, Series 2004-13F
GSR Mortgage Loan Trust 2004-13F
Issuer
GS Mortgage Securities Corp.
Depositor

Chase Manhattan Mortgage Corporation
Master Servicer

Wachovia Bank, National Association
Trustee

JPMorgan Chase Bank
Securities Administrator

ABN AMRO Mortgage Group, Inc.
CitiMortgage, Inc.
GreenPoint Mortgage Funding, Inc.
National City Mortgage Co.
Wells Fargo Bank, N.A.
Servicer

This is a supplement to the prospectus supplement dated October 27, 2004 (the “Prospectus Supplement”) to the prospectus dated July 27, 2004 relating to the GSR Mortgage Loan Trust 2004-13F Mortgage Pass-Through Certificates, Series 2004-13F. This supplement supersedes in its entirety the supplement dated October 29, 2004 to the Prospectus Supplement and any previous supplements to the Prospectus Supplement.

Capitalized terms used, but not defined, in this supplement shall have the meanings given to them in the Prospectus Supplement.

The table appearing on page S-6 is revised as follows:

Class	Approximate Initial Class Principal or Notional Balance (1)	Type(2)	Annual Certificate Interest Rate	Interest Type(2)	S&P Rating(3)	Moody’s Rating(3)	Rated Final Distribution Date(4)

B2	$ 1,006,000	Senior Subordinate	(7)	Variable	A(10)	NR(8)	November 2034

B3	$ 502,000	Senior Subordinate	(7)	Variable	BBB(10)	NR(8)	November 2034

(10)	The ratings of the Class B2 and Class B3 Certificates have been downgraded as described in “Risk Factors—The Ratings on the Class B2 and Class B3 Certificates Have Been Downgraded” below.

(continued on following pages)

Goldman, Sachs & Co.
The date of this supplement is September 21, 2007

Notwithstanding anything to the contrary on pages S-16, S-21 and S-62 of the Prospectus Supplement, on any Distribution Date after the first date on which the aggregate outstanding principal balance of the Mortgage Loans is less than 1% of the aggregate scheduled principal balance of the Mortgage Loans (determined in the aggregate, rather than by Loan Group) as of the Cut-Off Date, Wells Fargo may purchase, or cause to be purchased, the Mortgage Loans remaining and all property acquired in respect of any Mortgage Loan remaining in the Trust Fund, which will cause the retirement of the certificates.

•
The Risk Factor entitled “The Return on the Certificates May Be Particularly Sensitive to Changes in the Real Estate Markets in Certain Geographical Areas” on page S-26 of the Prospectus Supplement is amended by adding the following:

Any concentration of the mortgage loans in a region may present risk considerations in addition to those generally present for similar mortgage-backed securities without that concentration. This may subject the mortgage pool to the risk that a downturn in the economy in this region of the country would more greatly affect the mortgage pool than if the mortgage pool were more diversified.

Because of the relative geographic concentration of the mortgaged properties within California, losses on the mortgage loans may be higher than would be the case if the mortgaged properties were more geographically diversified. For example, some of the mortgaged properties may be more susceptible to certain types of special hazards, such as earthquakes, hurricanes, floods, fires and other natural disasters and major civil disturbances, than residential properties located in other parts of the country.

In addition, the economy of California may be adversely affected to a greater degree than the economies of other areas of the country by certain regional developments. If the residential real estate markets in an area of concentration experience an overall decline in property values after the dates of origination of the respective mortgage loans, then the rates of delinquencies, foreclosures and losses on the mortgage loans may increase and the increase may be substantial.

Further, the concentration of the mortgage loans in one or more states will have a disproportionate effect on certificateholders if the regulatory authorities in any of those states take actions against any of the loan sellers or servicers that impair the issuer's ability to realize on those mortgage loans. See "–Violation of Various Federal, State and Local Laws May Result in Losses on the Mortgage Loans" below.

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•	The Risk Factor entitled “Dependence on Servicers for Servicing Mortgage Loans; Transfer of Servicing” on pages S-27 and S-28 of the Prospectus Supplement is amended by adding the following:

It is possible that servicing of mortgage loans may be transferred in the future to servicers other than the initial primary servicers in accordance with the provisions of the master servicing and trust agreement and the related servicing agreements as a result of such servicer’s termination due to an inability to adequately service associated with recent financial difficulties of such servicer or due to the occurrence of unremedied events of default in a servicer’s performance under the related servicing agreement.

All transfers of servicing involve some risk of disruption in collections due to data input errors, misapplied or misdirected payments, inadequate borrower notification, system incompatibilities and other reasons. As a result, the affected mortgage loans may experience increased delinquencies and defaults, at least for a period of time, until all of the borrowers are informed of the transfer and the related servicing mortgage files and records and all the other relevant data have been obtained by the successor servicer. There can be no assurance as to the extent or duration of any disruptions associated with a transfer of servicing or as to the resulting effects on the yield on performance on your certificates. In addition, servicing transfers may result in a longer or shorter prepayment period immediately following the date of the transfer if the successor servicer has a different prepayment period, which may affect the yield on the your certificates.

For recent developments regarding GreenPoint Mortgage Funding, Inc., one of the servicers, see “Recent Developments in Respect of GreenPoint Mortgage Funding, Inc.” below.

•	The following Risk Factors are added to the Prospectus Supplement:

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Increased Use of New Mortgage Loan Products by Borrowers May Result in Decline in Real Estate Values Generally
In recent years, borrowers have increasingly financed their homes with new mortgage loan products, which in many cases have allowed them to purchase homes that they might otherwise have been unable to afford. Many of these new products feature low monthly payments during the initial years of the loan that can increase (in some cases, significantly) over the loan term. There is little historical data with respect to these new mortgage loan products. Consequently, as borrowers face potentially higher monthly payments for the remaining terms of their loans, it is possible that, combined with other economic conditions such as increasing interest rates and deterioration of home values, borrower delinquencies and defaults could exceed anticipated levels. In that event, the certificates, and your investment in the certificates, may not perform as you anticipate.

Recently, the Residential Mortgage Loan Market has Experienced Increasing Levels of Delinquencies, Defaults and Losses
Recently, the residential mortgage loan market has experienced increasing levels of delinquencies, defaults and losses, and we cannot assure you that this will not continue. In addition, in recent months housing prices and appraisal values in many states have declined or stopped appreciating, after extended periods of significant appreciation. A continued decline or an extended flattening of those values may result in additional increases in delinquencies, defaults and losses on residential mortgage loans generally, particularly with respect to second homes and investor properties and with respect to any residential mortgage loans whose aggregate loan amounts (including any subordinate liens) are close to or greater than the related property values.

In recent months, in response to increased delinquencies and losses with respect to mortgage loans, many mortgage loan originators have implemented more conservative underwriting criteria for loans, particularly in the subprime, Alt-A and other nonprime sectors. This may result in reduced availability of financing alternatives for mortgagors seeking to refinance their mortgage loans. The reduced availability of refinancing options for a mortgagor may result in higher rates of delinquencies, defaults and losses on the mortgage loans, particularly mortgagors with adjustable rate mortgage loans or in the case of interest only mortgage loans that experience significant increases in their monthly payments following the adjustment date or the end of the interest only period, respectively.

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The increased levels of delinquencies and defaults, as well as a deterioration in general real estate market conditions, have also resulted generally in loan originators being required to repurchase an increasingly greater number of mortgage loans pursuant to early payment default and representation and warranty provisions in their loan sale agreements. This has led to deterioration in the financial performance of many subprime, Alt-A and other nonprime loan originators. In some other cases, such deterioration has caused certain loan originators to cease operations. For recent developments regarding GreenPoint Mortgage Funding, Inc., one of the loan sellers, see “Recent Developments in Respect of GreenPoint Mortgage Funding, Inc.” below. Any such deterioration could adversely affect the ability of a loan seller to repurchase mortgage loans as to which a material breach of representation or warranty exists or to service mortgage loans. The inability of a loan seller to repurchase defective mortgage loans would likely cause the related mortgage loans to experience higher rates of delinquencies, defaults and losses. As a result, shortfalls in the distributions due on the offered certificates could occur. Even in cases where a loan originator has the economic ability to repurchase mortgage loans, the increasing volume of repurchase claims has resulted in longer periods between when a repurchase claim is presented and when it is resolved, and a greater proportion of claims being refused or contested by loan originators. For recent developments regarding GreenPoint Mortgage Funding, Inc., one of the loan sellers, see “Recent Developments in Respect of GreenPoint Mortgage Funding, Inc.” below.

The mortgage loans held by the issuer do not include subprime mortgage loans; however, many loan originators that underwrite prime or Alt-A mortgage loans also underwrite subprime mortgage loans and consequently have exposure to the subprime mortgage market. In addition, some sources have reported that default rates on Alt-A and other subprime mortgage loans have recently increased above the rates experienced on subprime mortgage loans.

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In response to the deterioration in the performance of subprime, Alt-A and other nonprime mortgage loans, the rating agencies have taken action with respect to a number of subprime and Alt-A mortgage securitizations, including this securitization. There can be no assurance that the rating agencies will not take additional action with respect to subprime, Alt-A and other nonprime securitizations or this securitization in response to either the deteriorating delinquency, default and loss rates on subprime, Alt-A and other nonprime mortgage loans or the perception that such deterioration may occur in the future. See “—The Ratings on the Class B2 and Class B3 Certificates Have Been Downgraded” below.

A number of state regulatory authorities have recently taken action against certain loan originators and servicers for alleged violations of state laws. Certain of those actions prohibit those servicers from pursuing foreclosure actions, and in the future one or more additional states could seek similar limitations on the ability of servicers to take actions (such as pursuing foreclosures) that may be essential to service and preserve the value of the mortgage loans on behalf of the issuer. Any such limitations that applied to a servicer of the mortgage loans could adversely affect the issuer’s ability to realize on the mortgage loans. See “—Violation of Various Federal, State and Local Laws May Result in Losses on the Mortgage Loans” below.

You should consider the risk that the general market conditions discussed above may affect the performance of the mortgage loans backing your certificates and may adversely affect the yield on your certificates.

Goldman Sachs Mortgage Company and its Affiliates May Have Conflicts of Interest
Recent developments in the residential mortgage market have led to a deterioration in the financial performance of many subprime, Alt-A and other nonprime loan originators. Due to these developments affecting these loan originators, certain conflicts of interest may exist or may arise as a result of transactions or relationships that Goldman Sachs Mortgage Company and its affiliates may have or may enter into in the future with one or more of the loan sellers and servicers.

In taking any actions or engaging in other transactions with those loan sellers, Goldman Sachs Mortgage Company and its affiliates are not required to take into account the effect of such actions or transactions on the issuer or the certificateholders. Among other things, Goldman Sachs Mortgage Company and its affiliates may purchase, as principal, mortgage loans originated or sold by such loan sellers that are not included in the issuer, and may seek to enforce against such loan sellers any remedies they may have if an early payment default or breach of representation and warranty occurs with respect to such other mortgage loans. Goldman Sachs Mortgage Company or its affiliates may provide secured or unsecured financing to one or more loan sellers, and may seek to enforce remedies against such loan sellers if an event of default occurs in respect of that financing. Goldman Sachs Mortgage Company and its affiliates will not have any obligation to account to the issuer for any amounts they collect in respect of any loans, financing or other transactions they may have with any loan seller, and Goldman Sachs Mortgage Company and its affiliates will have no obligation to pursue any claims against such loan sellers on behalf of the issuer or with respect to mortgage loans included in the trust fund.

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The Loan Sellers May Not Be Able to Repurchase Defective Mortgage Loans
Each of the loan sellers have made various representations and warranties related to the mortgage loans sold by it. Those representations are summarized in “Description of the Mortgage Pool—Representations and Warranties Regarding the Mortgage Loans” in this prospectus supplement.

If any of the loan sellers fails to cure a material breach of its representations and warranties with respect to any related mortgage loan in a timely manner, then such loan seller would be required to repurchase the defective mortgage loan. The inability of such loan seller to repurchase defective mortgage loans would likely cause the related mortgage loans to experience higher rates of delinquencies, defaults and losses. As a result, shortfalls in the distributions due on the offered certificates could occur. For recent developments regarding GreenPoint Mortgage Funding, Inc., one of the loan sellers, see “Recent Developments in Respect of GreenPoint Mortgage Funding, Inc.” below.

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Violation of Various Federal, State and Local Laws May Result in Losses on the Mortgage Loans
There has been a continued focus by state and federal banking regulatory agencies, state attorneys general offices, the Federal Trade Commission, the U.S. Department of Justice, the U.S. Department of Housing and Urban Development and state and local governmental authorities on certain lending practices by some companies in the subprime industry, sometimes referred to as “predatory lending” practices. Sanctions have been imposed by state, local and federal governmental agencies for practices including, but not limited to, charging borrowers excessive fees, imposing higher interest rates than the borrower’s credit risk warrants and failing to adequately disclose the material terms of mortgage loans to the borrowers.

Applicable state and local laws generally regulate interest rates and other charges, require certain disclosure, impact closing practices and require licensing of loan originators. In addition, other state and local laws, public policy and general principles of equity relating to the protection of consumers, unfair and deceptive practices and debt collection practices may apply to the origination, servicing and collection of the mortgage loans.

The mortgage loans are also subject to federal laws, including:

•  the Federal Truth in Lending Act and Regulation Z promulgated under that act, which require certain disclosures to the mortgagors regarding the terms of the mortgage loans;

•  the Equal Credit Opportunity Act and Regulation B promulgated under that act, which prohibit discrimination on the basis of age, race, color, sex, religion, marital status, national origin, receipt of public assistance or the exercise of any right under the Consumer Credit Protection Act, in the extension of credit; and

•  the Fair Credit Reporting Act, which regulates the use and reporting of information related to the mortgagor’s credit experience.

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Violations of certain provisions of these federal, state and local laws, as well as actions by governmental agencies, authorities and attorneys general may limit the ability of a servicer to collect all or part of the principal of, or interest on, the mortgage loans and in addition could subject the issuer to damages and administrative enforcement (including disgorgement of prior interest and fees paid). In particular, a loan seller’s failure to comply with certain requirements of federal and state laws could subject the issuer (and other assignees of the mortgage loans) to monetary penalties and result in the obligors’ rescinding the mortgage loans against either the issuer or subsequent holders of the mortgage loans.

It is possible in the future that governmental authorities or attorneys general may take actions against any responsible party that could prohibit a servicer from pursuing foreclosure actions, or otherwise limit the ability of the servicer to take actions (such as pursuing foreclosures) that may be essential to preserve the value of the mortgage loans on behalf of the issuer. Any such limitations could adversely affect the issuer’s ability to realize on the mortgage loans.

The Ratings on the Class B2 and Class B3 Certificates Have Been Downgraded
Standard and Poor’s Ratings Services, a division of the McGraw-Hill Companies, Inc. downgraded the ratings on the Class B2 and Class B3 Certificates from “A” to “BBB” and from “BBB” to “B”, respectively. There can be no assurance that these classes will not be downgraded further or that other classes of certificates will not be downgraded in the future.

Notwithstanding anything to the contrary in the accompanying Prospectus Supplement, the following section is added following “Description of the Mortgage Pool—GreenPoint Underwriting Guidelines”:

Recent Developments in Respect of GreenPoint Mortgage Funding, Inc.

Pursuant to a Form 8-K filed by Capital One Financial Corporation on August 20, 2007 (the “August 20th Announcement”), Capital One Financial Corporation announced that it will cease residential mortgage origination operations at its wholesale mortgage banking unit, GreenPoint Mortgage Funding, Inc., effective immediately. According to the August 20th Announcement, GreenPoint Mortgage Funding, Inc. will cease making new loan commitments immediately, however, it will continue to meet its contractual obligations to customers for loan commitments that are in the pipeline with rates locked.

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The table appearing on page S-97 is revised as follows:

Rating Agency
Class	S&P	Moody’s
B2	A(1)	N/R
B3	BBB(1)	N/R

(1)	The ratings of the Class B2 and Class B3 Certificates have been downgraded as described in “Risk Factors—The Ratings on the Class B2 and Class B3 Certificates Have Been Downgraded” above.

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